FAIRFAX  News Release
Stock Symbol:  TSX (FFH and FFH.U)

TORONTO, October 5, 2010

FAIRFAX COMPLETES $300 MILLION OFFERING OF PREFERRED SHARES

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced public offering of Preferred Shares, Series I (the “Series I Shares”) in Canada.  As a result of the underwriters’ exercising in full their option to purchase an additional 2,000,000 Series I Shares, Fairfax has issued 12,000,000 Series I Shares for gross proceeds of $300 million.  Net proceeds of the issue, after commissions and expenses, are approximately $291 million.

Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

The Series I Shares were sold through a syndicate of Canadian underwriters led by BMO Capital Markets, CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., and that also included TD Securities Inc., National Bank Financial Inc., Cormark Securities Inc., GMP Securities L.P., Canaccord Genuity Corp., Desjardins Securities Inc. and HSBC Securities (Canada) Inc.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                John Varnell, Chief Financial Officer, at (416) 367-4941

                  Media Contact:
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

                               FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946